December 27, 2005

VIA EDGAR

Elaine Wolff, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, NW
Washington D.C. 20549

Re:

Universal Guardian Holdings, Inc.

Registration Statement on Form SB-2

File Number 333—128785

Dear Ms. Wolff:

Based upon the advice of Mr. Jeffrey A. Shady of the SEC staff in which he notified Universal Guardian Holdings, Inc. (the “Company”) that the foregoing registration statement was cleared for effectiveness, please be advised that the Company hereby requests that the registration statement be declared effective at 3:30: am EST on Thursday, December 29, 2005.

We hereby acknowledge that:

1.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing.

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Michael J. Skellern
Chief Executive Officer

cc:  Mr. Jeffrey A. Shady, Division of Corporate Finance, via facsimile at (202) 772-9209

UNIVERSAL GUARDIAN HOLDINGS, INC.

4695 MACARTHUR COURT, SUITE 300

NEWPORT BEACH, CALIFORNIA 92660

TELEPHONE: 949.861.8295 / FACSIMILE: 949.861.8694